PEYTO

Energy Trust

04045833

Oct. 18, 2004

SUPPL

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2004
WASH, D.C.
202

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "PEYTO ENERGY TRUST ANNOUNCES FIRST QUARTER 2004 REPORT TO UNITHOLDERS"dated May 12, 2004. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope

Very truly yours,

Peyto Energy Trust

Maureen Baldwin
Administrative Coordinator

PROCESSED
NOV 02 2004
THOMSON
FINANCIAL

Mbb

Encl.

dlw 11/1

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

Exemption File No. 34773

NEWS RELEASE

MAY 12, 2004 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES FIRST QUARTER 2004 REPORT TO UNITHOLDERS

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") is pleased to present its quarterly financial and operating results for the period ended March 31, 2004.

- Cash flow increased 23% from the previous year to a record $46.0 million despite a 10% decrease in commodity prices.
- Cash flow per diluted unit increased 25% to $1.01.
- Natural gas production increased 37% to 78,597 mcf/d.
- Natural gas liquids production increased 23% to 3,315 bbls/d.
- Total production increased 34% to 16,414 boe/d.
- Total production increased 36% per unit after adjusting for debt and future stock based compensation.
- Capital expenditures increased by 51% to a total of $61.2 million.
- Construction of a new, 100% owned and operated gas plant in the Smoky/Kakwa area was completed at the end of February adding significant new volumes, opportunities and reduced operating costs.
- Operating costs averaged $1.66/boe, a 24% decrease from the previous quarter.
- Debt to cash flow ratio of 1.08 (net debt , before provision for future stock based compensation, divided by annualized Q1 2004 cash flow).
- Available bank lines were increased by $50 million at year-end to $230 million.
- General and administrative costs decreased 26% from the previous year to $0.14/boe.
- Peyto distributed 45% of available cash flow in the first three months of the year. A total of $20.6 million or $0.45 per unit was distributed to unitholders.
- Cash distributions have been increased to $0.17 per trust unit effective with the April 2004 production month. The distribution is payable on May 14, 2004.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

3 Months Ended Mar. 31	2004	2003	% Change
Operations			
Production			
Natural gas (mcf/d)	**78,597**	57,452	*37*
Oil & NGLs (bbl/d)	**3,315**	2,689	*23*
Barrels of oil equivalent (boe/d @ 6:1)	**16,414**	12,265	*34*
Product prices			
Natural gas ($/mcf)	**7.63**	8.50	*-10*
Oil & NGLs ($/bbl)	**39.59**	44.23	*-10*
Operating expenses ($/boe)	**1.66**	1.01	*64*
Field netback ($/boe)	**32.32**	35.09	*-8*
General & administrative expenses ($/boe)	**0.14**	0.19	*-26*
Interest expense ($/boe)	**0.97**	0.81	*20*
Financial ($000, except per unit/share)			
Revenue	**65,751**	54,670	*20*
Royalties (net of ARTC)	**15,553**	14,820	*5*
Cash flow	**46,012**	37,309	*23*
Cash flow per diluted unit/share	**1.01**	0.81	*25*
Cash distributions	**20,576**	-	-
Cash distributions per unit	**0.45**	-	-
Percentage of cash flow distributed	**45**	-	-
Earnings*	**24,343**	18,531	*31*
Earnings per diluted unit/share*	**0.53**	0.40	*33*
Capital expenditures	**61,187**	40,486	*51*
Weighted average trust units/shares outstanding	**45,721,644**	43,446,337	*5*

As at March 31	2004	2003	% Change
Net debt (before future compensation expense)	**198,218**	114,028	*74*
Unitholders' equity*	**121,728**	89,893	*35*
Total assets*	**455,113**	293,299	*55*

*Note: prior year restated for the adoption of new accounting standards for asset retirement obligations

Quarterly Review

Capital expenditures of $61.2 million were split evenly between the two core areas of Sundance and Kakwa. Facilities, production equipment and pipelines accounted for 34% of the total capital expenditures. Drilling continued to be focused on high quality, long life reserve opportunities. The majority of these opportunities were identified as proved undeveloped or probable additional volumes in the year end reserve report.

Production for the first two months of the quarter remained flat while major construction on the new Kakwa gas plant and the main gathering systems in Sundance and Kakwa took priority over individual well tie-ins. By the end of February, major construction was complete and the new 100% owned and operated Kakwa gas plant was brought online. As a result, March production increased to 18,900 boe per day. Production for the quarter averaged 16,414 boe per day which was 34% higher than the first quarter of 2003.

The following table is provided to illustrate production growth after accounting for units outstanding, debt and future stock based compensation.

	As at March 31	
	2004	2003
Unit/share price	**$30.90**	$13.15
Average production (boe/day)	**16,414**	12,265
Net debt	**$198,218,096**	$114,028,000
Provision for future stock based compensation	**$45,041,236**	$32,954,391
Units/shares outstanding	**45,725,272**	43,451,522
Net debt in terms of units/shares	**6,414,825**	8,671,331
Future stock based compensation in terms of units/shares	**1,457,645**	2,506,037
Units/shares outstanding plus net debt and future stock based compensation in terms of units/shares	**53,597,742**	54,628,890
Production per adjusted unit/share	**306**	225
Growth	**36%**	

Activity Update

To date in 2004, Peyto has drilled and cased 24 new gas wells (16.9 net). Peyto currently has two drilling rigs active in Sundance, with the remaining rigs shut down for breakup. For the remainder of the year, Peyto is planning to utilize a total of eight drilling rigs on the locations currently identified in its two core areas.

Outlook

Capital expenditures for 2004 are now forecast to be between $130 and $180 million. The expanded program is a result of successful exploration efforts during the first four months of the year. Consistent with previous years, these expenditures will be funded with a combination of cash flow, working capital, equity and debt.

Our results continue to indicate that our unique approach has been successful. Peyto has the longest reserve life, 18.8 years, and the lowest operating costs of conventional energy trusts. We are confident that the

many competitive advantages we enjoy will continue to allow us to deliver superior returns to our unitholders. If you are interested in Peyto and willing to invest some of your time to understand our success and our future plans we would suggest that you visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical new releases and an updated insider trading summary.

Conference Call

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2004 first quarter results at 9:00 a.m. Mountain Standard Time (MST), 11:00 a.m. Eastern Standard Time (EST) on Thursday, May 13, 2004. To participate, please call 1-416-645-3002 (Toronto area) or 1-800-796-7558 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21050128 followed by the pound key. The replay will be available at 11:00 a.m. MST, 1:00 p.m. EST Thursday, May 13th, 2004 until midnight EST on Thursday, May 20th, 2004.

Don T. Gray
President and Chief Executive Officer
May 12, 2004

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2004 and the audited consolidated financial statements, notes and related MD&A thereto of Peyto Energy Trust ("Peyto") for the year ended December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of May 11, 2004.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses cash flow to analyze operating performance. In order to facilitate comparative analysis, cash flow is defined throughout this report as earnings before bonus, non-cash and non-recurring expenses. As presented, cash flow does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other corporations or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Overview

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2003, we had total proved plus probable reserves of 105.1 million barrels of oil equivalent with a reserve life of 18.8 years as evaluated by our independent petroleum engineers. Our production is weighted approximately 80% natural gas and 20% natural gas liquids and oil.

Our strategy as a trust is to distribute approximately 50% of cash flow to investors and retain the balance to fund our growth oriented capital expenditure program.

Quarterly Highlights

- Increased our average production by 34 percent from the first quarter of 2003 to 16,414 boe/d.
- Increased cash flow 23 percent to $46.0 million or $1.01 per diluted unit as compared to $37.3 million or $0.81 per diluted unit in 2003.
- Paid distributions to unitholders of $20.6 million or $0.45 per unit.

Selected Consolidated Financial and Operating Information

Annual Financial Information

Year ended December 31 ($000 except per unit amounts)	**2003**	2002	2001
Petroleum and natural gas sales	**216,931**	92,709	52,247
Cash flow from operations	**151,407**	62,503	35,502
Per unit/share – basic	**3.41**	1.45	0.87
Per unit/share – diluted	**3.41**	1.41	0.86
Earnings*	**48,579**	28,605	17,547
Per unit/share – basic*	**1.09**	0.67	0.42
Per unit/share – diluted*	**1.09**	0.64	0.41
Balance Sheet Information			
Total capital expenditures and acquisitions	**139,423**	112,551	79,955
Total assets*	**416,146**	242,869	130,818
Working capital deficiency	**19,981**	110,985	63,530
Long-term debt	**150,000**	n/a	n/a
Unitholders' equity*	**117,961**	71,228	39,729
Weighted average trust units/shares outstanding	**44,430,031**	42,978,340	41,585,017
Trust units/shares outstanding at year end	**45,395,122**	43,418,188	41,999,731

*Note: restated for the adoption of new accounting standards for asset retirement obligations

Quarterly Financial Information

	2004	2003				2002			
($000 except per unit amounts)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum & natural gas sales	**65,751**	56,589	52,365	53,307	54,670	35,354	20,676	19,530	17,150
Cash flow	**46,012**	41,371	35,882	36,845	37,309	23,746	13,474	13,185	12,098
Cash flow per unit									
Basic	**1.01**	0.91	0.79	0.85	0.86	0.55	0.31	0.31	0.29
Diluted	**1.01**	0.91	0.79	0.80	0.81	0.52	0.30	0.30	0.24
Earnings (loss)*	**24,343**	6,203	25,445	(1,600)	18,531	10,323	5,970	6,375	5,938
Earnings (loss) per unit									
Basic*	**0.53**	0.14	0.56	(0.04)	0.43	0.24	0.14	0.15	0.14
Diluted*	**0.53**	0.14	0.56	(0.04)	0.40	0.23	0.13	0.14	0.14

*Note: prior periods restated for the adoption of new accounting standards for asset retirement obligations

Note: PEDC completed a reorganization into a trust effective July 1, 2003

Results of Operations

Production

Three months ended March 31	**2004**	2003
Natural gas (mmcf/d)	**78.6**	57.5
Oil & natural gas liquids (bbl/d)	**3,315**	2,689
Barrels of oil equivalent (boe/d)	**16,414**	12,265

Natural gas sales averaged 78.6 mmcf/d in 2004, 37 percent higher than the 57.5 mmcf/d reported for the same period in 2003. Oil and natural gas liquids production averaged 3,315 bbl/d, an increase of 23 percent from 2,689 bbl/d reported in the prior year. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

Three months ended March 31	**2004**	2003
Natural gas ($/mcf)	**7.63**	8.50
Oil and natural gas liquids($/bbl)	**39.59**	44.23

Our natural gas price after hedging averaged $7.63/mcf during the first quarter of 2004, a decrease of 10 percent from $8.50/mcf reported for the equivalent period in 2003. Oil and natural gas liquids prices after hedging averaged $39.59/bbl as compared to $44.23/bbl a year earlier. Expectations are for commodity prices to remain strong.

Revenue

Three months ended March 31 ($000)	**2004**	2003
Natural gas	**49,642**	44,450
Oil and natural gas liquids	**11,891**	10,705
Hedging gain (loss)	**4,218**	(485)
Petroleum and natural gas sales	**65,751**	54,670

For the three months ended March 31, 2004, gross revenue totaled $65.8 million as compared to $54.7 million for the same period in 2003. This 20 percent increase was the result of increased production volumes and hedging gains despite lower commodity prices.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

Three months ended March 31	**2004**	2003
Royalties, net of ARTC ($000)	**15,553**	14,820
% of sales	**23.8**	27.3
$/boe	**10.53**	13.43

For the first quarter of 2004, royalties averaged $10.53/boe or approximately 24 percent of Peyto's total petroleum and natural gas sales price of $44.51. This compares to $13.43/boe or 27 percent of the average sales price of $49.53 reported for the same period in 2003.

Operating Costs

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

Three months ended March 31	**2004**	2003
Operating costs ($000)		
Field expenses	**2,700**	1,313
Transportation	**854**	620
Processing and gathering income	**(1,106)**	(816)
Total operating costs	**2,448**	1,117

$/boe	**1.66**	1.01

Operating costs increased to $2.4 million compared to $1.1 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $1.66/boe compared to $1.01/boe for the prior year. On February 23, 2004 Peyto's 100% owned gas plant in the Kakwa area came on stream resulting in a decrease in operating costs of 24 percent from the fourth quarter of 2003.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

Three months ended March 31 ($/boe)	2004	2003
Sale Price	**44.51**	49.53
Less:		
Royalties	**10.53**	13.43
Operating costs	**1.66**	1.01
Operating netback	**32.32**	35.09
General and administrative	**0.14**	0.19
Interest on long-term debt	**0.97**	0.81
Capital tax	**0.06**	0.29
Cash netback	**31.15**	33.80

General and Administrative Expenses

Three months ended March 31	2004	2003
G&A expenses ($000)	**948**	844
Overhead recoveries	**(742)**	(633)
Net G&A expenses	**206**	211
$/boe	**0.14**	0.19

General and administrative expenses before overhead recoveries increased to $0.9 million in the first quarter of 2004, as compared to $0.8 million for the same period in 2003 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs decreased to $0.14 per boe from $0.19 per boe in 2003.

Interest Expense

Three months ended March 31	2004	2003
Interest expense ($000)	**1,437**	895
$/boe	**0.97**	0.81

Interest expense increased to $1.4 million or $0.97/boe from $0.9 million or $0.81/boe a year earlier. During the first quarter of 2004, average debt levels increased to partially fund Peyto's record capital expenditures program. Interest rates continue to be favourable and are not expected to increase substantially in the short-term.

Depletion, Depreciation and Accretion

The current quarter provision for depletion, depreciation and accretion totaled $8.0 million as compared to $4.9 million in 2003. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $5.43/boe as compared to $4.51/boe in 2003. Increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through the 2004 drilling program.

As set out under the section "Changes in Accounting Policies", Peyto adopted the CICA pronouncement with respect to Asset Retirement Obligations, effective January 1, 2004.

Income Taxes

The provision for future income tax decreased to $5.1 million in the first quarter of 2004 from $13.9 million in the first quarter of 2003 due to the tax efficiency of both the trust and bonus plan structure.

Hedging

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During the first quarter of 2004, we recorded a hedging gain of $4.2 million as compared to a loss of $0.5 million in the first quarter of 2003. As set out under the section "Changes in Accounting Policies", we have adopted, effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.

A summary of contracts outstanding in respect of the hedging activities are as follows:

Oil:

Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to June 30, 2004	Fixed price	1,000 bbl	$41.28/bbl
July 1 to September 30, 2004	Fixed price	1,000 bbl	$39.41/bbl
October 1 to December 31, 2004	Fixed price	1,000 bbl	$38.29/bbl

Natural Gas:

Period Hedged	Type	Daily Volume	Floor (CAD)	Ceiling (CAD)
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.42/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.38/GJ	
April 1 to October 31, 2004	Costless collar	10,000 GJ	$5.00/GJ	$6.50/GJ
April 1 to October 31, 2004	Costless collar	5,000 GJ	$5.00/GJ	$7.10/GJ
April 1 to October 31, 2004	Costless collar	5,000 GJ	$5.00/GJ	$7.41/GJ
April 1 to October 31, 2004	Fixed price	10,000 GJ	$5.64/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$5.89/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$5.97/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$6.25/GJ	
May 1 to October 31, 2004	Fixed price	5,000 GJ	$6.21/GJ	
Nov. 1, 2004 to March 31, 2005	Costless collar	10,000 GJ	$5.50/GJ	$8.00/GJ
Nov. 1, 2004 to March 31, 2005	Costless collar	10,000 GJ	$6.00/GJ	$7.65/GJ
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$6.65/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	10,000 GJ	$6.97/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$6.95/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.08/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.14/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.56/GJ	

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. Currently we have not entered into any agreements to manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Currently we have not entered into any agreements to manage this risk.

Liquidity and Capital Resources

Cash Flow

Three months ended March 31 ($000)	**2004**	2003
Earnings*	**24,343**	18,531
Items not requiring cash:		
Non-cash provision for bonuses	**8,525**	-
Future income tax expense	**5,116**	13,869
Depletion, depreciation & accretion*	**8,028**	4,909
Cash flow	**46,012**	37,309

*Note: prior period restated for the adoption of new accounting standards for asset retirement obligations

For the quarter ended March 31, 2004, cash flow from operations totaled $46.0 million or $1.01 per unit, representing a 23 percent increase from the $37.3 million, or $0.81 per diluted unit during the same period in 2003. Peyto's policy is to distribute approximately 50% of cash flow to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. Accordingly, we will assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2004, our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $230 million including a $210 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2004, $160 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At March 31, 2004, we had a working capital deficit of $51.1 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from any equity issued will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our 2004 capital expenditures will be between $130 and $180 million. In 2004, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill,

complete and tie-in lower risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

As at March 31, 2004 45.7 million trust units were outstanding. During the quarter 330,150 trust units were issued pursuant to a private placement to employees and consultants of Peyto that closed effective December 31, 2003.

Trust Units:

Authorized: Unlimited number of voting trust units

Issued and Outstanding:

Trust Units (no par value)	Number of Units	Amount
Balance, December 31, 2003	45,395,122	$49,227,530
Trust units issued by private placement	330,150	9,013,095
Balance, March 31, 2004	45,725,272	$58,240,625

Stock Based Compensation & Bonus Plan

The Trust has a bonus plan made up of market and reserves based components that was established upon the trust reorganization.

Under the reserves based component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price and a discount rate of 8%. As the reserves based component is calculated annually at year end there has been no provision made for this bonus. Management expects to record a bonus in the fourth quarter when the relevant information is available.

Under the market based component, rights initially issued with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time shall not exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. The bonus is calculated as the number of rights multiplied by the total of the market appreciation and associated distributions of a trust unit for that period. A tax factor is then applied to the result in order to make the bonus plan approximate the previous stock option plan on an after tax basis.

Compensation costs related to the non-vested rights as at March 31, 2004 was $45,041,236 of which a non-cash provision for future compensation expense of $12,475,098 was recorded at December 31, 2003 and an additional $8,524,801 was recorded in the first quarter of 2004.

Capital Expenditures

Capital expenditures to date in 2004 totaled $61.2 million. Exploration and development related activity represented $36.7 million or 60% of the total, while expenditures on facilities, gathering systems and equipment totaled $20.9 million or 34% of the total. The following table summarizes capital expenditures for the quarter.

Three months ended March 31 ($000)	**2004**	2003
Land	**483**	1,206
Seismic	**978**	142
Drilling – Exploratory & Development	**35,749**	32,326
Production Equipment, Facilities & Pipelines	**20,914**	6,594
Acquisitions & Dispositions	**3,050**	188
Office Equipment	**13**	30
Total capital expenditures	**61,187**	40,486

Cash Distributions

Three months ended March 31	**2004**	2003
Cash flow from operations ($000)	**46,012**	37,309
Distributions ($000)	**20,576**	n/a
Distributions per unit ($)	**0.45**	n/a
Payout ratio (%)	**45**	n/a

We distribute a portion of cash flow from operations to our unitholders on a monthly basis with a portion of this cash flow withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure. For Canadian income tax purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

($000s)	2004	2005	2006	2007
Office lease	365	365	311	311

Guarantees/Off-Balance Sheet Arrangements

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contract as discussed further in the Hedging section.

Income Taxes

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During the period, the Trust paid distributions to the unitholders in the amount of $20,576,412 (2003 - $nil) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2004	January 30, 2004	February 16, 2004	$0.15
February 2004	February 27, 2004	March 15, 2004	$0.15
March 2004	March 31, 2004	April 15, 2004	$0.15
Total			$0.45

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

Risk Management

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access, in certain cases, to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in

the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through cash flow, debt and through the issuance of equity.

Critical Accounting Estimates

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.
The Trust's estimated quantities of proved and probable reserves at December 31, 2003 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 5 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the total capitalized costs less accumulated depletion, depreciation and future income taxes are limited to an amount equal to the estimated future net revenue from proven reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproven properties less estimated future site restoration costs, general administrative expenses, financing costs and

income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

Changes in Accounting Policies

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. We enter into numerous financial instruments to manage our commodity price risk that qualify as hedges under the new accounting guideline. Effective January 1, 2004, we have elected to apply hedge accounting to all of our financial instruments.

Asset Retirement Obligations

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. Prior periods have been restated in accordance with the new standard.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. There is no write down of our property, plant and equipment under either the old or the new method as of March 31, 2004.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (AIF). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument which will be implemented in 2004.

Additional Information

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com.

Quarterly information

	2004	2003			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	**78,597**	73,013	66,827	62,577	57,452
Oil & NGLs (bbl/d)	**3,315**	3,104	2,948	2,870	2,689
Barrels of oil equivalent (boe/d @ 6:1)	**16,414**	15,273	14,086	13,299	12,265
Average product prices					
Natural gas ($/mcf)	**7.63**	6.93	7.02	7.80	8.50
Oil & natural gas liquids ($/bbl)	**39.59**	35.22	33.86	33.94	44.23
Average operating expenses ($/boe)	**1.66**	2.19	2.20	1.88	1.01
Field netback ($/boe)	**32.32**	30.48	29.24	31.53	35.09
General & administrative expense ($/boe)	**0.14**	0.10	0.13	0.36	0.19
Interest expense ($/boe)	**0.97**	0.80	1.33	0.81	0.81
Financial ($000 except per unit)					
Revenue	**65,751**	56,589	52,365	53,307	54,670
Royalties (net of ARTC)	**15,553**	10,688	11,622	12,866	14,820
Cash flow	**46,012**	41,371	35,882	36,845	37,309
Cash flow per diluted unit/share	**1.01**	0.91	0.79	0.85	0.81
Cash distributions	**20,576**	20,428	20,428	-	-
Cash distributions per unit	**0.45**	0.45	0.45	-	-
Percentage of cash flow distributed	**45%**	50%	57%	-	-
Earnings*	**24,343**	6,203	25,445	(1,600)	18,531
Earnings per diluted unit/share*	**0.53**	0.14	0.56	(0.04)	0.40
Capital expenditures	**61,187**	43,763	36,280	18,895	40,486
Weighted average trust units/shares outstanding	**45,721,644**	45,395,122	45,395,122	43,451,522	43,446,337

*Note: restated for the adoption of new accounting standards for asset retirement obligations

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

(unaudited)

	Three Months Ended March 31	
	2004	2003 (restated – Note 1)
	$	$
Revenue		
Petroleum and natural gas sales, net	**50,197,396**	39,849,623
Expenses		
Operating *(Note 6)*	**2,447,999**	1,117,044
General and administrative	**205,552**	211,506
Future market based bonus provision *(Note 7)*	**8,524,801**	-
Interest	**1,436,533**	895,322
Depletion, depreciation and accretion *(Note 8)*	**8,027,654**	4,908,531
	20,642,539	7,132,403
Earnings before taxes	**29,554,857**	32,717,220
Future income tax expense	**5,116,264**	13,869,521
Capital tax expense	**95,486**	317,140
	5,211,750	14,186,661
Earnings for the period	**24,343,107**	18,530,559
Accumulated earnings, beginning of period	**100,253,217**	51,835,681
Retroactive application of change in accounting policy *(Note 1)*	**323,242**	161,779
Accumulated earnings, beginning of period, as restated	**100,576,459**	51,997,460
Accumulated earnings, end of period	**124,919,566**	70,528,019
Earnings per unit/common share *(Note 4)*		
Basic	**0.53**	0.43
Diluted	**0.53**	0.40

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended March 31	
	2004	2003 (restated – Note 1)
	$	$
Cash provided by (used in)		
Operating Activities		
Earnings for the period	**24,343,107**	18,530,559
Items not requiring cash:		
Non-cash provision for bonuses	**8,524,801**	-
Future income tax expense	**5,116,264**	13,869,521
Depletion, depreciation and accretion	**8,027,654**	4,908,531
Change in non-cash working capital related to operating activities	**(11,370,342)**	(6,870,092)
	34,641,484	30,438,519
Financing Activities		
Issue of trust units/common shares, net of costs	**-**	134,336
Distribution payments	**(20,576,412)**	-
Increase in bank debt	**10,000,000**	15,226,908
Change in non-cash working capital related to financing activities	**9,062,628**	-
	(1,513,784)	15,361,244
Investing Activities		
Additions to property, plant and equipment	**(61,187,403)**	(40,485,693)
Change in non-cash working capital related to investing activities	**25,417,577**	(5,508,834)
	(35,769,826)	(45,994,527)
Net decrease in cash	**(2,642,126)**	(194,764)
Cash, beginning of period	**20,591,218**	205,558
Cash, end of period	**17,949,092**	10,794

See accompanying notes

Supplementary Cash Flow Information:

Interest paid during the period	**1,436,533**	895,322
Income taxes paid during the period	**33,812**	-

Notes to Consolidated Financial Statements

March 31, 2004 and 2003 (unaudited)

1. Summary of Accounting Policies

The unaudited interim consolidated financial statements of Peyto Energy Trust (or the "Trust") follow the same accounting policies as the most recent annual audited financial statements except as discussed below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the 2003 audited consolidated financial statements.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries.

(a) Asset Retirement Obligations

In the first quarter of 2004, Peyto adopted the new CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement obligation is to be capitalized to the related asset and amortized into earnings over time. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months ended March 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

	As previously Reported $	Adjustment $	As Restated $
Property, plant and equipment	338,413,384	1,885,410	340,298,794
Asset retirement obligations liability	888,407	1,391,004	2,279,411
Future income tax liability	44,945,541	171,163	45,116,704
Accumulated earnings	100,253,217	323,243	100,576,460

(b) Hedge Accounting

The CICA issued Accounting Guideline 13, Hedging Relationships, effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue using hedge accounting. Peyto's hedges qualify for the use of hedge accounting and Peyto has elected to apply hedge accounting.

(c) Full Cost Accounting

The CICA issued Accounting Guideline 16, Oil & Gas Accounting – Full Cost. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is in the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted the guideline

effective January 1, 2004 and as at January 1, 2004 and March 31, 2004, there were no indications of impairment.

2. **Property, Plant and Equipment**

	2004 $	2003 $
Property, plant and equipment	**446,217,475**	384,788,369
Accumulated depletion and depreciation	**(52,475,309)**	(44,489,575)
	393,742,166	340,298,794

At March 31, 2004 costs of $25,319,789 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. Amounts related to 2003 have been restated for the adoption of new accounting standards for asset retirement obligations.

3. **Long-Term Debt**

The Trust has a syndicated $230 million extendible, 364 day revolving credit facility, followed by a one year non-revolving term-out period. The facility is made up of a $20 million working capital sub-tranche and a $210 million production line. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. **Unitholders' Capital**

Authorized

Unlimited number of voting trust units

Issued and Outstanding

Trust Units (no par value)	Number of Units	Amount $
Balance, December 31, 2003	45,395,122	49,227,530
Trust units issued by private placement	330,150	9,013,095
Balance, March 31, 2004	45,725,272	58,240,625

Per Unit/Common Share Amounts

Earnings per unit/common share have been calculated based upon the weighted average number of units or common shares outstanding during the period of 45,721,644 (2003 – 43,446,337). Diluted per unit/common share amounts are calculated using the treasury stock method. The weighted average number of units/common shares used to determine the diluted per unit/share amount in 2004 was 45,721,644 (2003 – 45,889,454).

5. **Accumulated Cash Distributions**

During the period, the Trust paid distributions to the unitholders in the amount of $20,576,412 (2003 - $nil) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2004	January 30, 2004	February 16, 2004	$0.15
February 2004	February 27, 2004	March 15, 2004	$0.15
March 2004	March 31, 2004	April 15, 2004	$0.15

6. **Operating Expenses**

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months ended March 31	
	2004	**2003**
	$	$
Field expenses	**2,700,291**	1,312,904
Transportation	**853,896**	619,914
Processing and gathering income	**(1,106,188)**	(815,774)
Total operating costs	**2,447,999**	1,117,044

7. **Market and Reserves Based Bonus Plan**

The Trust has a bonus plan made up of market and reserves based components.

Under the reserves based component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price and a discount rate of 8%. As the reserves based component is calculated annually at year end no provision will be recorded until the relevant information is available.

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. The bonus is calculated as the number of rights multiplied by the total of the market appreciation and associated distributions of a trust unit for that period. A tax factor is then applied to the result in order to make the bonus plan approximate the previous stock option plan on an after tax basis.

Compensation costs related to the non-vested rights as at March 31, 2004 was $45,041,236 of which a non-cash provision for future compensation expense of $12,475,098 was recorded at December 31, 2003 and an additional $8,524,801 was recorded in 2004.

8. **Asset Retirement Obligations**

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $2.6 million as at March 31, 2004 based on a total future liability of $11.3 million. These payments are expected to be made over the next 50 years. The Trust's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust's total asset retirement obligation:

	$
Carrying amount, as at December 31, 2003, as restated	2,279,411
Increase in liabilities during the period	241,703
Settlement of liabilities during the period	-
Accretion expense	41,920
Carrying amount, as at March 31, 2004	2,563,034

9. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect of the hedging activities at March 31, 2004 were as follows:

Oil:

Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to June 30, 2004	Fixed price	1,000 bbl	$41.28/bbl
July 1 to September 30, 2004	Fixed price	1,000 bbl	$39.41/bbl
October 1 to December 31, 2004	Fixed price	1,000 bbl	$38.29/bbl

Natural Gas:

Period Hedged	Type	Daily Volume	Floor (CAD)	Ceiling (CAD)
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.42/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.38/GJ	
April 1 to October 31, 2004	Costless collar	10,000 GJ	$5.00/GJ	$6.50/GJ
April 1 to October 31, 2004	Costless collar	5,000 GJ	$5.00/GJ	$7.10/GJ
April 1 to October 31, 2004	Costless collar	5,000 GJ	$5.00/GJ	$7.41/GJ
April 1 to October 31, 2004	Fixed price	10,000 GJ	$5.64/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$5.89/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$5.97/GJ	
April 1 to October 31, 2004	Fixed price	5,000 GJ	$6.25/GJ	
May 1 to October 31, 2004	Fixed price	5,000 GJ	$6.21/GJ	
Nov. 1, 2004 to March 31, 2005	Costless collar	10,000 GJ	$5.50/GJ	$8.00/GJ
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$6.65/GJ	
Nov. 1, 2004 to March 31, 2005	Costless collar	10,000 GJ	$6.00/GJ	$7.65/GJ

Based on dealer quotes, had these contracts been closed on March 31, 2004, the Trust would have realized a loss in the amount of $4,666,493.

Subsequent to March 31, 2004 the Trust entered into the following natural gas contracts:

Period Hedged	Type	Daily Volume	Floor	Ceiling
Nov. 1, 2004 to March 31, 2005	Fixed price	10,000 GJ	$6.97/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$6.95/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.08/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.14/GJ	
Nov. 1, 2004 to March 31, 2005	Fixed price	5,000 GJ	$7.56/GJ	

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange